Viant Technology Inc.
2722 Michelson Drive, Suite 100
Irvine, CA 92612
April 19, 2024
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Attention: Lauren Pierce

Re:	Viant Technology Inc.
Registration Statement on Form S-3
File No. 333-278177
To the addressee set forth above:
In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-278177) (as amended, the “Registration Statement”) of Viant Technology Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m. Eastern Time on April 23, 2024, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Drew Capurro at (714) 755-8008.
Thank you for your assistance in this matter.

Sincerely,

VIANT TECHNOLOGY INC.

By:	/s/ Ritesh Patel
Ritesh Patel
Chief Legal Officer and Secretary

cc:	Tim Vanderhook, Viant Technology Inc.
Larry Madden, Viant Technology Inc.
Drew Capurro, Latham & Watkins LLP